FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 3, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Closes US$40 Million Debt Facility

Consolidates 100% interest in Bomboré Project

September 3, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the closing of a US$40 million debt facility with The Standard Bank of South Africa Ltd (“Standard Bank”). This five month facility has a coupon of Libor plus 4% and will allow Orezone to continue construction of the Essakane gold project in Burkina Faso, West Africa while it moves to close the US$300 million senior debt facility and a US$30 million cost overrun facility with Unicredit HVB and Standard Bank (see press release August 14, 2008).

“We have drawn the full facility and will put these funds towards the Essakane capital expenditures, which remains on budget,” stated Ron Little, CEO for Orezone. “This bridge facility will allow us time to close the senior facility and to investigate all options for our final equity portion of the project financing.”

In other news, Orezone is also pleased to announce that it has consolidated a 100% interest in its Bomboré Project by purchasing the remaining 50% interest and net smelter royalty from Channel Resources Limited and Solomon Resources Limited for a total of one million common shares of Orezone. Bomboré is a large tonnage, low-grade, oxide resource with heap-leach potential. It has a Measured and Indicated resource of 576,000 ounces and an Inferred resource of 501,000 ounces. The Company expects to provide an update to the NI 43-101 resource estimate in the fourth quarter of 2008. The 250 square kilometer property is located 80 kilometers east of the capital city of Burkina Faso and has the benefit of proximity to infrastructure, a very low strip ratio and good metallurgy. The government of Burkina Faso retains a 10% non-participating interest and a 3% net smelter royalty in all operating gold projects.

About Standard Bank: Standard Bank is a financial services company with a global presence. It operates from 18 countries in Africa and 20 on other continents, including the key financial centers of Europe, the Americas and Asia. Standard Bank is the largest bank in Africa by market capitalization and was awarded the title of Leading Project Finance Bank in Africa by Euromoney in 2007, Best Bank in Africa 2008 and Best Bank in South Africa 2008.

About Orezone: Orezone is an explorer and emerging gold producer whose main asset is the Essakane Project, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Recoverable reserves contained within a US$600 gold price mine plan are 3.0Moz. The deposit remains essentially open and untested below 260m from surface and is surrounded by several satellites deposits. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

Niel Marotta, VP Corporate Finance, nmarotta@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements and forward-looking information in this news release include statements with respect to raising sufficient equity capital and reserve and resource estimates for the Essakane and Bomboré Projects, heap-leach recoveries, and the timing of release of future resource and reserve updates.

Forward-looking statements are based on certain assumptions and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, failure of contracted parties to perform as contracted, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.